Münchener Rück
Munich Re Group

RECEIVED

2006 SEP 19 P 12:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

[redacted]

06016963

SUPPL

Central Division Group Legal
Queries to Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 11 September 2006
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

**Ref.: Munich Re press conference in Monte Carlo 2006:
Renewal of non-life reinsurance treaties**

Enclosed you will find a copy of the press presentation about the Renewal of non-life reinsurance treaties at 1 January 2007 as well as the relevant press release from 10 September 2006.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

i.V. i.V. Mörlein

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

9/19

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

Letters: 80791 München
Tel.: +49 (89) 3891-0
Fax: +49 (89) 3990-56
E-mail: info@munichre.com
http://www.munichre.com

Int.Ref.MUC100240175

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 10 September 2006

Renewal of non-life reinsurance treaties at 1 January 2007: Munich Re continues its consistent underwriting policy

"Munich Re stands by its proven principle of writing business only at risk-adequate prices, terms and conditions. We have satisfactorily absorbed — also in comparison with our competitors — the large losses from natural hazards events over the past two years. This is due to our consistent underwriting policy, our integrated risk management and our diversification", said Chairman of the Board of Management Nikolaus von Bomhard at a press conference at the start of the "Rendez-Vous de Septembre" in Monte Carlo.

Approximately two-thirds of Munich Re's volume of non-life business will be up for renewal at 1 January 2007. Particular challenges at the moment are increasing risks from natural catastrophes and from the risk of terrorism. Besides this, inflation of serious personal injury losses has been noticeable in some markets; the causes are partly of a global nature (technical and medical advances) and partly the result of national developments (impacts of reforms, changes in legal conditions, organisation of healthcare systems). These challenges exemplify the fact that risks and loss potentials are steadily changing. The permanent analysis of such changes means that models and calculations — and thus also prices, terms and conditions — have to be constantly adjusted. In view of expected developments, forward-looking or "prospective" underwriting is necessary so that the risk carriers can do justice to future demands — in the best interests of their clients.

With regard to the current hurricane season, von Bomhard said: "Know-how, financial strength and broad diversification make it possible for Munich Re to continue to offer its clients extensive capacity. Risk-commensurate prices, terms and conditions naturally have to apply. Only in this way can we ensure long-term performance and profitability while remaining a strong and reliable partner that our clients can count on."

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (89) 38 91-25 04 or Anke Rosumek on +49 (89) 38 91-23 38.
The interim report on the 3rd quarter 2006 will be published on 7 November 2006.

Munich, 10 September 2006

Münchener Rückversicherungs-Gesellschaft

signed von Bomhard signed Küppers

Munich Re press conference at the Rendez-Vous de Septembre in Monte Carlo 2006

Reinsurance in the run-up to the 2006/07 renewals

Nikolaus von Bomhard

10 September 2006


Münchener Rück
Munich Re Group

2006 renewals

Renewal 1 January 2006

- Regions: worldwide (primarily Europe and the USA)

Renewal 1 April 2006

- Regions: mainly Japan, Korea, India and the USA

Renewal 1 July 2006

- Regions: principally the USA, Latin America and Australia

Reinsurance trends in 2006:

- Significant price increases for business affected by NatCat losses
- Slight pressure on prices for liability and industrial property business in some countries
- Stable prices in other business

Reinsurance markets generally disciplined

Munich Re's overall property/casualty business was up for renewal as follows:


66%
6%
8%
1 January 2006
1 April 2006
1 July 2006

Outlook for the main renewal at 1 January 2007

Münchener Rück
Munich Re Group

- Sustained price levels for NatCat business
- Largely risk-adequate reinsurance prices and conditions also in areas not exposed to NatCat losses
- Very tight retrocession and cat bond market, particularly for US scenarios

Basic parameters

- Worldwide interest levels remain relatively low
- Rating agencies increase capital requirements → reinsurance markets disciplined by pressure

Risk-adequate prices, terms and conditions remain the key to sustained profitability and performance

Main challenges

Münchener Rück
Munich Re Group

1 Natural catastrophes

→ Frequency and severity of events

→ Concentration of insured values

2 Personal injury

→ Hyperinflation in the last 15 years

Reasons for this inflation:

- Technical and medical advances
- Change in legal parameters
- Soaring nursing and healthcare costs
- Heightened claims mentality

3 Terrorism

→ Political and social dimension

→ Underwriting has only limited means of control

Munich Re meets the challenges
→ Natural catastrophes

Measures taken after the hurricanes in 2005:

- Adjustment of prices in time for the renewal at 1 January 2006
- Adjustment of models
- Reduction of proportional liabilities by means of cession limits, annual limits and event limits
- XL covers in higher layers
  → lower claims frequency
- XL covers in offshore energy (Gulf of Mexico) provide for the second event only
  → not affected by first event in a given year

With its competence and sustained financial strength, Munich Re can continue to provide high capacity for US hurricane risks

Munich Re meets the challenges
→ Personal injury, taking France as an example

Treaty measures

- Loss commutation by the reinsurer after a period that is limited and thus easier to plan (run-off clause)
- Price adjustments
- New cover concepts change the way losses are split between the primary insurer and reinsurer
- Introduction of dismemberment schedules in reinsurance treaties
- Introduction of cedant retentions

Structural measures:

- Greater portfolio and claims transparency
- Information and public relations work to create a stable legal environment

Munich Re meets the challenges → Terrorism

- Attack on WTC five years ago → new form of terrorism
- Munich Re considers terrorism insurable on a very limited basis only
  - Claims frequency is very difficult to prognosticate
  - Political and social developments have a significant influence
- Terrorists' goal: to cause substantial damage and instil fear and uncertainty

Munich Re meets the challenges → Terrorism

Underwriting policy

- Exclusion of the risk of terrorism, wherever possible
- Provision of limited cover, provided
  - the exposure assumed is highly transparent,
  - the liabilities are clearly limited and controllable,
  - the premium is risk-adequate.
- Support of all state initiatives and pools (e.g. GAREAT in France, Extremus in Germany)

We continue to support our clients within clearly defined limits

New requirements for risk management

Münchener Rück
Munich Re Group

- Integrated risk management required under Solvency II
  - Qualitative risk management requirements in addition to quantitative capital requirements
  - Decisive: overall risk situation and risk management quality
  - Basis for calculating solvency: internal model or standard approach
  - October 2006: announcement of first framework directive; not to be implemented until 2010
- Rating agencies also direct their attention to risk management
  - Risk models and risk capital management required
  - Risk management is an additional criterion for rating a company

Risk-adequate management continues to gain significance

New risk management requirements → Consequences of Solvency II for reinsurance

- Reinsurers' internal risk models take diversification effects into account
  - → Lower capital requirements
  - → Strong diversification leads to more efficient use of capital
- Primary insurers will also work with internal risk models in the foreseeable future
  - → Reinsurance is an effective measure for reducing peak risks and volatility
  - → Value added by reinsurance becomes clearly visible and measurable

As a pioneer in the area of risk assessment, Munich Re is experienced in providing the best possible service and reinsurance cover for clients

Our proven approach

- Risk-commensurate prices, terms and conditions

  → fair for all concerned

- Widest possible diversification

  → provides for additional security

- Great financial strength, expertise, strong client focus

  → basis for long-term client relations

Munich Re – Preferred partner in risk

Disclaimer

This presentation contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.